UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 29, 2011

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and December 31, 2009
(in thousands)

		December 31,			December 31,
		2010			2009
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,572,764	$116,925	$1,689,689	$1,398,222	$91,545	$1,489,767

Receivables:

Plan sponsor contributions	29,415	4,166	33,581	27,375	4,538	31,913

Notes receivable from participants	37,063	--	37,063	32,779	--	32,779

Other receivables	3,629	949	4,578	3,534	872	4,406

Total assets	1,642,871	122,040	1,764,911	1,461,910	96,955	1,558,865

Liabilities

Accrued expenses	43	36	79	60	37	97

Other liabilities	3,211	659	3,870	1,357	683	2,040

Total liabilities	3,254	695	3,949	1,417	720	2,137

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,577)	--	(14,577)	(4,862)	--	(4,862)

Net assets available for plan benefits	$1,625,040	$121,345	$1,746,385	$1,455,631	$96,235	$1,551,866

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Periods Ended December 31, 2010 and December 31, 2009
(in thousands)

		December 31, 2010			December 31, 2009
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$13,645	$--	$13,645	$16,550	$--	$16,550
Dividends	19,283	2,653	21,936	17,643	2,776	20,419
Net appreciation in fair value of investments	133,068	22,245	155,313	231,178	39,609	270,787
Net investment gain	165,996	24,898	190,894	265,371	42,385	307,756
Participant contributions	60,344	--	60,344	66,061	--	66,061
Plan sponsor contributions	31,115	4,166	35,281	28,754	4,537	33,291
Total additions	257,455	29,064	286,519	360,186	46,922	407,108

Deductions from net assets:

Distributions to and withdrawals by participants	87,876	3,954	91,830	100,039	2,981	103,020

Administrative expenses	170	--	170	159	--	159

Total deductions	88,046	3,954	92,000	100,198	2,981	103,179
Interfund transfers, net	--	--	--	(620)	620	--
Net increase in net assets	169,409	25,110	194,519	259,368	44,561	303,929
Net assets available for benefits at beginning of period	1,455,631	96,235	1,551,866	1,196,263	51,674	1,247,937
Net assets available for plan benefits at end of period	$1,625,040	$121,345	$1,746,385	$1,455,631	$96,235	$1,551,866

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor").  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC").  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee").  The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan.  The balance of the forfeiture account at December 31, 2010 and 2009 was $33,000 and $31,000, respectively.  There were no forfeitures used in 2010 or 2009.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan.  The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%.  Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.  Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 10%.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $16,500 for 2010 as permitted by the IRC.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2010 up to certain IRC limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the ESOP Fund for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

For employees hired on or after January 1, 2007, each participant is eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.  Contributions are invested into other Plan funds, as directed by the participants.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions.  Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC.  All rollover contributions into the Plan must meet the applicable Internal Revenue Service ("IRS") requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participants' notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account.  In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates.  The term of any notes receivable from participants is determined by IPCO and shall not exceed five years.  Notes receivable from participants transferred to the Plan from the Eastman Resins, Inc. Employees' Growth Sharing Plan carry terms applicable under that Plan.  At December 31, 2010, $37.1 million in notes receivable from participants were outstanding for terms of 2 to 63 months and interest rates ranging from 4.25% to 10.50%.  At December 31, 2009, $32.8 million in notes receivable from participants were outstanding for terms from 5 to 119 months and interest rates ranging from 4.25% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure.  They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence.  Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock.  However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account".  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by USGAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain items in prior year's financial statements have been reclassified to conform to the current year's presentation.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value.  If available, quoted market prices are used to value investments.  Investments in regulated investment companies are valued at the net asset value per share on the valuation date.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.  See Note 8 for discussion of fair value measurements.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices.  The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Payments to participants

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements".  The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements.  The amendments are of two types: (1) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management is in the process of evaluating the impact of the adoption of this accounting guidance on the Plan's financial statements.

In September 2010, the FASB issued guidance, "Reporting Loans to Participants by Defined Contribution Pension Plans".  This guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance was effective for fiscal years ending after December 15, 2010.  This guidance required retrospective application to all periods presented.  The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits.  Other than the reclassification requirements, the adoption of this accounting guidance did not have a material impact on the Plan's financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

In January 2010, the FASB issued guidance "Fair Value Measurements and Disclosures", which requires entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements.  The guidance also clarifies existing fair value disclosures and is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this accounting guidance did not have a material impact on the Statements of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.  Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued sponsor contributions for participant-directed funds of $29.4 million and $27.4 million and for the non-participant-directed ESOP Fund of $4.2 million and $4.5 million at December 31, 2010 and 2009, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  The loans are reflected as notes receivable from participants.  Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund.  The principal portion of notes receivable from participants repayments reduces the Notes Receivable from Participants Fund receivable.  The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed.  The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.  Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, notes receivable from participants' proceeds will be withdrawn from the investment funds on a pro-rata basis.  Outstanding notes receivable from participants at December 31, 2010 and 2009 were approximately $37.1 million and $32.8 million, respectively.  Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $1.8 million and $2.1 million for 2010 and 2009, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2010 and 2009, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and in synthetic investment contracts (see Note 7).  Subject to certain limitations, participants are provided the option of directing their contributions among the investment options.  The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds.  The following table presents the fair value of investments by type.

(Dollars in thousands)	December 31, 2010	December 31, 2009

Cash	$2,062	$660
Eastman Chemical Company Common Stock	212,601	189,704
Mutual Funds	755,106	643,459
Managed Income Fund	702,826	642,321
Self-Directed Brokerage Account	17,094	13,623

Total	$1,689,689	$1,489,767

The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in 2010 and 2009:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants.  During 2010, the Trustee purchased 2,480,100 shares of Eastman stock for the fund at an average price of $62.45 per share, and sold 2,966,300 shares of Eastman stock for the fund at an average price of $66.04 per share.  During 2009, the Trustee purchased 2,549,200 shares of Eastman stock for the fund at an average price of $36.46 per share and sold 3,651,800 shares at an average price of $46.40 per share.  Dividends paid from the Eastman Stock Fund totaled $2.9 million and $4.6 million in 2010 and 2009, respectively.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines.  During 2010, the Trustee purchased 74,300 shares of Eastman stock for the fund at an average price of $58.81 per share, and sold 190,900 shares of Eastman stock for the fund at an average price of $70.23 per share.  During 2009, the Trustee purchased 209,200 shares of Eastman stock for the fund at an average price of $23.95 per share, and sold 149,400 shares at an average price of $43.44 per share.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

At December 31, 2010 and 2009, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2010
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	5,074	$96,403
Eastman Chemical Company Common Stock, Non Participant Directed	5,865	116,198
Fidelity Contrafund	1,858	125,766
Fidelity Short-term MM fund	--	94,333
PIMCO Total Return Institutional Class	8,388	91,010

(in thousands)	December 31, 2009
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	7,149	$98,819
Eastman Chemical Company Common Stock, Non Participant Directed	6,381	90,885
Fidelity Contrafund	1,930	112,405
US Treasury Note/Bond (USTN 1% 12/31/11)	110,876	110,567

During 2010 and 2009, the Plan's investments (including investments bought, sold and held during the year) appreciated as follows:

(Dollars in thousands)	Net Appreciation	Net Appreciation
	December 31, 2010	December 31, 2009

Eastman Chemical Company Common Stock, Non Participant Directed	$22,245	$39,609
Eastman Chemical Company Common Stock, Participant Directed	39,866	89,858
Mutual Funds and Other	93,202	141,320
Total	$155,313	$270,787

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts.  The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets.  A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution.  Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value.  The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.  Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero.  If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund).  Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate."  Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value.  Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).  However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund are as follows:
Average yields:	December 31, 2010	December 31, 2009

Based on actual earnings	2.20%	2.10%
Based on interest rate credited to participants	1.94%	2.10%

The weighted average crediting interest rate for the Fund was 1.98% and 2.12% at December 31, 2010 and 2009, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited.  The fair value of the Fund, by investment type, as of December 31, 2010 and 2009 was as follows:

(Dollars in thousands)	December 31, 2010	December 31, 2009

Security backed investments:
Underlying assets at fair value	$702,826	$642,321
Wrap contracts	(14,577)	(4,862)
Total contract value	$688,249	$637,459

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	FAIR VALUE MEASUREMENT

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –
Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Synthetic investment contract: Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Self-directed brokerage account: Unit valuation based on the underlying NAV of the investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and December 31, 2009:

(Dollars in thousands)	Fair Value Measurements at December 31, 2010
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$2,062	$2,062	$--
Common Stock	212,601	212,601	--
Mutual Funds:
Balanced/hybrid	49,910	49,910	--
Bond funds	91,010	91,010	--
International	72,904	72,904	--
Large blend	83,275	83,275	--
Large growth	212,326	212,326	--
Mid blend	19,113	19,113	--
Mid growth	30,010	30,010	--
Money market	19	19	---
Small blend	102,231	102,231	--
Target date funds	94,308	94,308	--
Managed Income Fund	702,826	--	702,826
Self-Directed Brokerage Account	17,094	17,094	--
Total	$1,689,689	$986,863	$702,826

(Dollars in thousands)	Fair Value Measurements at December 31, 2009
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$660	$660	$--
Common Stock	189,704	189,704	--
Mutual Funds:
Balanced/hybrid	45,546	45,546	--
Bond funds	66,849	66,849	--
International	73,100	73,100	--
Large blend	76,652	76,652	--
Large growth	192,508	192,508	--
Mid blend	12,097	12,097	--
Mid growth	21,650	21,650	--
Small blend	86,044	86,044	--
Target date funds	69,013	69,013	--
Managed Income Fund	642,321	--	642,321
Self-Directed Brokerage Account	13,623	13,623	--
Total	$1,489,767	$847,446	$642,321

There are no redemption restrictions on the mutual fund investments.  They are fully liquid and can be redeemed on a daily basis.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.6 million and $4.4 million at December 31, 2010 and 2009, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments.  Other liabilities in the amount of $3.9 million and $2.0 million at December 31, 2010 and 2009, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions.  During 2010 and 2009, $10.2 million and $4.4 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the IRS stated that the Plan is in compliance with the applicable requirements of the IRC.  A new determination letter request for the Plan was filed with the IRS in January 2010.  The Plan has received acknowledgement from the IRS, but as of the filing date a new determination letter has not been received.  Although the plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2010 and 2009, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.  Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances.  Notes receivable from participants origination fees are deducted from the participants account at the inception of the note receivable.  For 2010 and 2009, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, ("FMTC").  FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(Dollars in thousands)	December 31, 2010	December 31, 2009

Investments at fair value(1)	$1,689,689	$1,489,767
Notes receivable from participants	37,063	32,779
Adjustment from fair value to contract value for full benefit-responsive investment contracts	(14,577)	(4,862)
Total investments per Form 5500	$1,712,175	$1,517,684

(1)  Investments for 2009 have been adjusted to remove the participants' loans which are now reflected as "Notes Receivable from Participants"

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 5,074 shares	**	96,403
*	Eastman Chemical Company	Common stock, Non Participant directed, 5,865 shares	69,727	116,198
	Subtotal - Common Stock			212,601
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	1,335
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	727	727
	Subtotal – Cash			2,062
*	Fidelity Fund K	Registered Investment Company, 1,099 shares	**	35,338
*	Fidelity Puritan Fund K	Registered Investment Company, 2,787 shares	**	49,910
*	Fidelity Magellan® Fund K	Registered Investment Company, 876 shares	**	62,691
*	Fidelity Contrafund K	Registered Investment Company, 1,858 shares	**	125,766
*	Fidelity Spartan 500 Index Portfolio	Registered Investment Company, 820 shares	**	36,463
*	Fidelity International Discovery Fund K	Registered Investment Company, 1,369 shares	**	45,121
*	Fidelity Blue Chip Growth Fund K	Registered Investment Company, 442 shares	**	20,055
*	Fidelity Freedom Income Fund	Registered Investment Company, 229 shares	**	2,619
*	Fidelity Freedom K 2000 Fund	Registered Investment Company, 146 shares	**	1,692
*	Fidelity Freedom K 2005 Fund	Registered Investment Company, 23 shares	**	285
*	Fidelity Freedom K 2010 Fund	Registered Investment Company, 898 shares	**	11,388
*	Fidelity Freedom K 2015 Fund	Registered Investment Company, 634 shares	**	8,061
*	Fidelity Freedom K 2020 Fund	Registered Investment Company, 1,890 shares	**	24,923
*	Fidelity Freedom K 2025 Fund	Registered Investment Company, 669 shares	**	8,971
*	Fidelity Freedom K 2030 Fund	Registered Investment Company, 1,359 shares	**	18,489
*	Fidelity Freedom K 2035 Fund	Registered Investment Company, 211 shares	**	2,914
*	Fidelity Freedom K 2040 Fund	Registered Investment Company, 652 shares	**	9,034
*	Fidelity Freedom K 2045 Fund	Registered Investment Company, 174 shares	**	2,430
*	Fidelity Freedom K 2050 Fund	Registered Investment Company, 250 shares	**	3,502
*	Fidelity Retirement Money Market	Registered Investment Company, 20 shares	**	19
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 501 shares	**	19,113
*	Fidelity Spartan International Index Fund	Registered Investment Company, 319 shares	**	11,231
*	Clipper Fund	Registered Investment Company, 185 shares	**	11,474
*	PIMCO Total Return Institutional Class	Registered Investment Company, 8,388 shares	**	91,010
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 781 shares	**	30,010
*	WFA Small Cap Val Inst	Registered Investment Company, 1,175 shares	**	38,313
*	TCW Select Equity I	Registered Investment Company, 220 shares	**	3,814
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,391 shares	**	63,918
*	Templeton Foreign Fund	Registered Investment Company, 2,395 shares	**	16,552
	Sub-total Mutual Funds			755,106

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fidelity short term cash fund	Cash	**	3,383
	AT&T Inc	Corporate Bond 2.5% 8/15/15	**	1,843
	Abbey National	Corporate Bond 3.875% 11/10/14 144A	**	1,525
	Alabama Power	Corporate Bond 4.85% 12/15/12	**	662
	ALLYA2010-1 A3	Mortgage backed security 1.45% 5/14	**	845
	ALLYA 10-4 A3 ABS	Mortgage backed security .91% 11/17/14	**	944
	American Express CC	Corporate Bond 2.75% 9/15/15	**	1,290
	American Express FDIC	Corporate Bond 3.15% 12/09/11	**	514
	American Honda	Corporate Bond 2.375% 3/13 144A	**	307
	American Honda	Corporate Bond 2.5% 9/21/15 144A	**	647
	Americredit Prime Automobile Receivable APART 2007-1 B	Mortgage backed security 5.35% 9/13	**	269
	Americredit Prime Automobile Receivable APART 2007-1 C	Mortgage backed security 5.43% 2/14	**	166
	Americredit Prime Automobile Receivable APART 07-2M A3A	Mortgage backed security 5.22% 4/10	**	350
	BHP Billiton	Corporate Bond 5.125% 3/29/12	**	1,352
	BP Capital Markets	Corporate Bond 3.125% 3/12	**	926
	BMWLT 2010-1 A3	Mortgage backed security 1.18% 4/13	**	880
	BNP Paribas	Corporate Bond 2.125% 12/21/12	**	427
	BNP Paribas Mtn	Corporate Bond 3.25% 3/11/15	**	612
	Baltimore G&E	Corporate Bond 6.125% 7/01/13	**	550
	Bank of America Commercial Mortgage BACM 2003-2 A2	Mortgage backed security 4.342% 3/41	**	162
	Bank of America Commercial Mortgage BACM 2005-3 XP	Interest Only Strip CSTR 7/43	**	58
	Bank of America Commercial Mortgage BACM 2004-4 A5	Mortgage backed security 4.576% 7/42	**	511
	Bank of America Commercial Mortgage BACM 2006-5 A1	Mortgage backed security 5.185% 9/47	**	14
	Bank of America FDIC	Corporate Bond 3.125% 6/15/12	**	427
	Bank of America FDIC GTD MTN	Corporate Bond 2.1% 4/30/12	**	1,042
	Bank America	Corporate Bond 4.5% 4/1/15	**	1,521
	Bank America FDG	Corporate Bond 3.7% 9/1/15	**	1,964
	BAAT 2010-2 A3	Mortgage backed security 2.4% 7/14	**	1,079
	BMONT Q	Corporate Bond 2.125% 6/28/13	**	1,272
	Bank NY Mellon GLB	Corporate Bond 4.95 11/12	**	427
	Bank of New York MTN	Corporate Bond 4.3% 5/15/14	**	617
	Bank of NOVA SC	Corporate Bond 2.05% 10/07/15	**	3,078
	Barclays MTN	Corporate Bond 2.5% 1/23/13	**	1,623
	Bayview Commercial Asset Trust BAYC 2004-2 A	Mortgage backed security 1ML+43 8/34	**	118
	Bayview Commercial Asset Trust BAYC 2004-2 M1	Mortgage backed security 1ML+58 8/34	**	39
	Bayview Commercial Asset Trust BAYC 2004-3 M1	Mortgage backed security 1ML+50 1/35	**	31

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Bayview Commercial Asset Trust BAYC 2004-3 M2	Mortgage backed security 1ML+100 1/35	**	20
	Bear Stearns Commercial Mortgage BSCMS 2004-PWR5 A2	Mortgage backed security 4.254 7/42	**	108
	Bear Stearns Commercial Mortgage BSCMS 2007-PW15 A1	Mortgage backed security 5.016% 2/44	**	26
	BERK HATH INC	Corporate Bond 2.125% 2/11/13	**	1,266
	Brazos Higher Education Authority BRHEA 2006-A A2R	Mortgage backed security 3ML+75 12/41	**	555
	Commercial Mortgage Pass-Through COMM 2005-C6 XP	Interest Only Strip CSTR 6/44	**	35
	CPS Auto Trust CPS 2007-C A3	Mortgage backed security 5.43% 5/12 144A	**	1
	CIBC	Corporate Bond 1.45% 9/13/13	**	575
	Canadian IMP BK	Corporate Bond 2.35% 12/11/15	**	558
	Capital Auto Receivables Asset CARAT 2007-1 B	Mortgage backed security 5.15% 9/12	**	495
	Capital One Multi-Asset Execution Trust COMET 2008-A3 A3	Mortgage backed security 5.05% 2/16	**	434
	Capital One Prime Auto Receivables COPAR 2007-1 B1	Mortgage backed security 5.76% 12/13	**	464
	CARGILL INC	Corporate Bond 6.375% 6/12 144A	**	2,304
	Caterpillar FIN SVC MTN	Corporate Bond 2% 4/13	**	505
	Caterpillar FIN 2.75% 6/24/15	Corporate Bond 2.75% 6/24/15	**	341
	Cendant Timeshare Receivables CDTIM 2005-1A A1	Mortgage backed security 4.67% 5/17	**	54
	Chase Issuance Trust CHAIT 2007-A17 A	Mortgage backed security 5.12% 10/14	**	1,647
	Chase Issuance Trust CHAIT 2008-A4 A4	Mortgage backed security 4.65% 3/15	**	1,380
	Chase Issuance Trust CHAIT 2008-A9 A9	Mortgage backed security 4.3% 5/13	**	680
	CFAST 2010-A A3	Mortgage backed security .91% 8/13	**	669
	Citigroup	Corporate Bond 5% 9/15/14	**	325
	Citigroup Inc	Corporate Bond 5.3% 10/17/12	**	2,033
	Citigroup Inc	Corporate Bond 6.5% 8/13 SNR DT	**	2,188
	Citigroup Inc	Corporate Bond 4.75% 5/19/15	**	1,065
	Citibank Credit Card Issuance CCCIT 2006-A4 A4	Mortgage backed security 5.45% 5/13	**	615
	Citibank Credit Card Issuance CCCIT 2008-A5 A5	Mortgage backed security 4.85% 4/15	**	763
	Citigroup Funding Inc FDIC	Corporate Bond 1.875% 10/22/12	**	2,436
	Citigroup Funding Inc FDIC	Corporate Bond 1.875% 11/15/12	**	2,066
	CITIBANK FDIC MTN	Corporate Bond 1.875 6/4/12	**	1,243
	Coca-Cola Co	Corporate Bond 1.5% 11/15/15	**	971
	Coca-Cola Ent	Corporate Bond 1.125% 11/12/13	**	717

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Comerica Inc	Corporate Bond 3% 9/16/15	**	75
	Greenwich Capital Commercial Funding Corp GCCFC 2006-GG7 A1 CSTR	Mortgage backed security CSTR 7/38	**	968
	Greenwich Capital Commercial Funding Corp GCCFC 2007-GG11 XP	Interest Only Strip .48% 12/49	**	351
	Commonwealth Bank of Australia MTN	Corporate Bond 2.9 9/17/14 144A	**	3,043
	CON Edison NY	Corporate Bond 5.55 4/1/14	**	714
	Covidien Int GLB	Corporate Bond 5.45% 10/12	**	425
	Covidien Intl	Corporate Bond 1.875% 6/15/13	**	628
	Credit Suisse NY	Corporate Bond 5% 5/15/13	**	3,898
	CS First Boston Mortgage Security CSFB 2003-C4 A3	Mortgage backed security CSTR 8/36	**	159
	CS First Boston Mortgage Security CSFB 2004-C1 A3	Mortgage backed security 4.321% 1/37	**	216
	Credit Suisse Mortgage Capital CSMC 2007-C1 A1	Mortgage backed security 5.227% 2/40	**	36
	Credit Suisse Mortgage Capital CSMC 2007-C2 A1	Mortgage backed security 5.237% 1/49	**	10
	CS First Boston Mortgage Security CSFB 2005-C4 ASP	Interest Only Strip CSTR 8/38	**	85
	Credit Suisse NY MTN	Corporate Bond 3.5% 3/23/15	**	620
	DBS Bank Ltd	Corporate Bond 5.125/VAR 5/17 144A	**	1,739
	Daimler Chrysler	Corporate Bond 6.5% 11/15/13	**	964
	Daimler Chrysler Auto Trust DCAT 2006-C B	Mortgage backed security 5.11% 4/13	**	848
	Deere J Cap Mtn	Corporate Bond 1.875% 6/17/13	**	628
	John Deere Cap	Corporate Bond 2.95% 3/9/15	**	308
	Deutsche BK AG 2.375% 1/11/13	Corporate Bond 2.375% 1/11/13	**	975
	Deutsche TEL 5.375% 3/23/11	Corporate Bond 5.375% 3/23/11	**	277
	Diageo Capital GLB	Corporate Bond 5.2 1/30/13	**	699
	Dominion Resources	Corporate Bond 2.25% 9/1/15	**	418
	EDP Finance BV	Corporate Bond 5.375 11/12 144A	**	1,175
	ERP Operating LP	ERP OPERAT LP 5.5% 10/1/12	**	355
	Enel Finance International	Corporate Bond 5.7% 1/15/13 144A	**	736
	Freddie Mac	FHLG 15YR 5.00% 5/14 #E76434	**	9
	Freddie Mac	FHLG 15YR 5.00% 6/14 #E77224	**	27
	Freddie Mac	FHLM ARM 4.889% 3/33 #847126	**	5
	Freddie Mac	FHLG 15YR 4.50% 8/18 #E98688	**	992
	Freddie Mac	FHLG 15YR 4.50% 9/18 #E99205	**	294
	Freddie Mac	FHLG 15YR 4.50% 10/18 #E99833	**	462
	Freddie Mac	FHLM ARM 4.69% 11/35 #1B2428	**	284
	Freddie Mac	FHLM ARM 3.53% 4/40 #1B4657	**	448
	Freddie Mac	FHLM ARM 3.58% 4/40 #1B4702	**	405
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	79
	Freddie Mac	FHLM ARM 4.305 6/35 #848083	**	53
	Freddie Mac	FHLM ARM 3.88% 1/35 #848084	**	73

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.542% 4/35 #848085	**	173
	Freddie Mac	FHLM ARM 4.482% 4/35 #848088	**	1,498
	Freddie Mac	FHLM ARM 4.485% 1/35 #848089	**	40
	Freddie Mac	FHLM ARM 4.277% 2/35 #848090	**	262
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	67
	Freddie Mac	FHLG 15YR 5.00% 6/24 #G13598	**	1,539
	Freddie Mac	FHLM ARM 4.941% 11/35 #1J1228	**	218
	Freddie Mac	FHLM ARM 5.26% 1/36 #1J1274	**	185
	Freddie Mac	FHLM ARM 4.93% 9/35 #1K1215	**	231
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	31
	Freddie Mac	FHLM ARM 5.62% 12/35 #1N0117	**	286
	Freddie Mac	FHLM ARM 5.34% 6/35 #1L0097	**	118
	Freddie Mac	FHLG 15YR 4.50% 11/18 #B10931	**	253
	Freddie Mac	FHLM ARM 4.199% 8/36 #848185	**	300
	Freddie Mac	FHLM ARM 4.571% 3/35 #848186	**	285
	Freddie Mac	FHLB 1.625% 11/21/12	**	2,065
	Freddie Mac	FHLB 1.125% 5/18/12	**	2,101
	Freddie Mac	FHLB 0.875% 12/27/13	**	699
	Freddie Mac	FHLMC 4.5% 1/15/14	**	1,085
	Fannie Mae	FNMA 4.625% 10/15/13	**	744
	Freddie Mac	FHLMC 4.125% 12/21/12	**	478
	Freddie Mac	FHLMC 2.125% 3/23/12	**	267
	Freddie Mac	FHLMC 1.75% 6/15/12	**	1,871
	Freddie Mac	FHLMC 1.125% 7/27/12	**	2,935
	Freddie Mac	FHLMC 1.75% 9/10/15	**	635
	Freddie Mac	FHLMC .375% 11/30/12	**	1,439
	Freddie Mac	FHLMC .625% 12/28/12	**	9,328
	Fannie Mae	FNMA 15YR 7.00% 1/13 #251428	**	1
	Fannie Mae	FNMA 15YR 6.50% 11/13 #323755	**	66
	Fannie Mae	FNMA 15YR 7.00% 8/14 #323877	**	16
	Fannie Mae	FNMA 15YR 6.50% 9/14 #514373	**	1
	Fannie Mae	FNMA 15YR 6.50% 10/13 #535234	**	117
	Fannie Mae	FNMA 15YR 7.00% 6/16 #545122	**	7
	Fannie Mae	FNMA 15YR 7.00% 2/16 #569915	**	20
	Fannie Mae	FNMA 15YR 6.00% 10/16 #589129	**	15
	Fannie Mae	FNMA 15YR 7.00% 8/16 #599602	**	60
	Fannie Mae	FNMA 15YR 7.00% 4/17 #636135	**	105
	Fannie Mae	FNMA 15YR 6.50% 4/17 #637244	**	86
	Fannie Mae	FNMA 15YR 6.00% 11/17 #671380	**	84
	Fannie Mae	FNMA 15YR 6.00% 11/17 #672789	**	22
	Fannie Mae	FNMA 15YR 6.00% 12/17 #673965	**	39
	Fannie Mae	FNR 2004-3 HA 4% 7/17	**	195
	Fannie Mae	FNR 2004-15 AB 4% 9/17	**	129
	Fannie Mae	FHR 2866 XE 4 12/18	**	808
	Fannie Mae	FHR 2915 DC 4.5% 3/19	**	544
	Fannie Mae	FNR 2008-95 AD 4.5% 12/23	**	1,615
	Fannie Mae	FNMA 4.75% 11/19/12	**	2,286
	Fannie Mae	FNMA 1% 4/4/12	**	1,594

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA 1.125% 7/30/12	**	598
	Fannie Mae	FNMA 2.75% 3/13/14	**	4,039
	Fannie Mae	FNMA 2.5% 5/15/14	**	614
	Fannie Mae	FNMA 1.25% 8/20/13	**	1,335
	Fannie Mae	FNMA 1% 9/23/13	**	4,195
	Fannie Mae	FNMA .5% 10/30/12	**	2,545
	Fannie Mae	FNMA 0.75% 12/18/13	**	1,275
	Fannie Mae	FNMA .375% 12/28/12	**	5,475
	Fannie Mae	FHR 3555 CM 4% 12/14	**	2,866
	Fannie Mae	FHR 3555 KH 4% 12/14	**	3,106
	Fannie Mae	FHR 3560 LA 2% 8/14	**	633
	Fannie Mae	FHR 3573 LC 1.85% 8/14	**	989
	Fannie Mae	FNR 2010-123 DL 3.5% 11/25	**	670
	Fannie Mae	FNR 2010-143 B 3.5% 12/25	**	1,053
	Fannie Mae	FNMA 15YR 6.00% 2/18 #684153	**	8
	Fannie Mae	FNMA 15YR 7.00% 2/18 #693327	**	175
	Fannie Mae	FNMA ARM 4.801% 2/33 #695019	**	32
	Fannie Mae	FNMA ARM 3.984% 5/33 #703915	**	7
	Fannie Mae	FNMA 15YR 4.50% 11/18 #725857	**	200
	Fannie Mae	FNMA 15YR 4.00% 8/18 #727438	**	652
	Fannie Mae	FNMA 15YR 4.50% 8/18 #730721	**	140
	Fannie Mae	FNMA ARM 4.68% 11/34 #735011	**	199
	Fannie Mae	FNMA 15YR 4.50% 6/19 #745278	**	488
	Fannie Mae	FNMA 15YR 4.50% 7/20 #745874	**	264
	Fannie Mae	FNMA ARM 5.541% 11/36 #745972	**	207
	Fannie Mae	FNMA ARM 3.753% 10/33 #746320	**	42
	Fannie Mae	FNMA ARM 4.358% 10/33 #754672	**	14
	Fannie Mae	FNMA ARM 3.752% 10/33 #755148	**	32
	Fannie Mae	FNMA ARM 5.05% 7/34 #801635	**	17
	Fannie Mae	FNMA ARM 4.53% 12/34 #802852	**	220
	Fannie Mae	FNMA ARM 4.293% 3/35 #815586	**	15
	Fannie Mae	FNMA ARM 4.75% 5/35 #815626	**	54
	Fannie Mae	FNMA ARM 5.12% 6/35 #823810	**	64
	Fannie Mae	FNMA ARM 4.58% 7/35 #826362	**	409
	Fannie Mae	FNMA ARM 5.344% 7/35 #834917	**	13
	Fannie Mae	FNMA ARM 4.198% 11/34 #841068	**	1,280
	Fannie Mae	FNMA ARM 5.349% 12/34 #843013	**	31
	Fannie Mae	FNMA ARM 5.280% 3/35 #843014	**	18
	Fannie Mae	FNMA ARM 4.893% 10/35 #847787	**	50
	Fannie Mae	FNMA ARM 6.25% 6/36 #886983	**	22
	Fannie Mae	FNMA 15YR 4.50% 7/20 #888653	**	233
	Fannie Mae	FNMA ARM 4.21% 5/35 #889946	**	340
	Fannie Mae	FNMA ARM 4.59% 7/35 #995016	**	219
	Fannie Mae	FNMA ARM 4.30% 2/35 #995017	**	386
	Fannie Mae	FNMA ARM 4.898% 5/35 #995272	**	35

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 4.58% 7/35 #995273	**	145
	Fannie Mae	FNMA ARM 4.765% 1/34 #995274	**	10
	Fannie Mae	FNMA ARM 4.53% 10/35 #995414	**	325
	Fannie Mae	FNMA ARM 4.55% 10/35 #995415	**	938
	Fannie Mae	FNMA ARM 4.512% 12/36 #995606	**	317
	Fannie Mae	FNMA ARM 4.545% 12/36 #995607	**	208
	Fannie Mae	FNMA ARM 5.075% 7/34 #995609	**	147
	Fannie Mae	FNMA ARM 3.92% 2/39 #AC0036	**	1,206
	Fannie Mae	FNMA ARM 3.20% 1/40 #AC0599	**	610
	Fannie Mae	FNMA ARM 3.34% 1/40 #AC8886	**	938
	Fannie Mae	FNMA ARM 4.285% 7/33#AD0066	**	575
	Fannie Mae	FNMA 15YR 4.50% 8/24 #AD0117	**	4,172
	Fannie Mae	FNMA ARM 4.82% 2/36 #AD0175	**	82
	Fannie Mae	FNMA ARM 4.49% 4/35 #AD0176	**	729
	Fannie Mae	FNMA ARM 3.32% 9/34 #AD0177	**	76
	Fannie Mae	FNMA ARM 2.94% 8/35 #AD0710	**	65
	Fannie Mae	FNMA ARM 4.38% 10/37 #AD0713	**	390
	Fannie Mae	FNMA ARM 3.60% 3/40 #AD1555	**	697
	Fannie Mae	FNMA 15YR 3.50% 12/25 #AE0368	**	13,030
	Fidelity	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	94,333
	Ford Credit Auto Owner Trust FORDO 2006-B B	Mortgage backed security 5.43% 2/12	**	712
	Ford Credit Auto Owner Trust FORDO 2006-B C	Mortgage backed security 5.67% 6/12	**	638
	Ford Credit Auto Owner Trust FORDO 2006-C B	Mortgage backed security 5.3% 6/12	**	369
	Ford Credit Auto Owner Trust FORDO 2007-A B	Mortgage backed security 5.6% 10/12	**	219
	Ford Credit Auto Owner Trust FORDO 2009-B A3	Mortgage backed security 2.79 8/13 TALF	**	673
	Ford Credit Auto Owner Trust FORDO 2009-C A4	Mortgage backed security 4.43% 11/14	**	533
	Ford Credit Auto Owner Trust FORDO 2009-D A3	Mortgage backed security 2.17% 10/13	**	304
	Ford Credit Auto Owner Trust FORDO 2009-E A3	Mortgage backed security 1.51% 1/14	**	706
	Ford Credit Auto Owner Trust FORDO 2010-B A3	Mortgage backed security 0.98% 10/14	**	572
	France Tele MTN	Corporate Bond 4.375% 7/14 DT	**	793
	France Telecom	Corporate Bond 2.125% 9/16/15	**	211
	Franklin Auto Trust FRNK 2006-1 A4	Mortgage backed security 5.03% 7/14	**	53
	Franklin Auto Trust FRNK 2006-1 B1	Mortgage backed security 5.14% 7/14	**	136
	Franklin Auto Trust FRNK 2007-1 B	Mortgage backed security 5.13% 2/15	**	517
	GE Capital Credit Card Master GEMNT 2009-3 A	Mortgage backed security 2.54% 9/14	**	1,560
	GE Capital Credit Card Master GECMC 2007-C1 XP	Interest Only Strip CSTR 12/49	**	118

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GE Commercial Mortgage Security GMACC 2004-C2 A2	Mortgage backed security CSTR 8/38	**	864
	GE Capital Credit Card Master GMACC 2005-C1 X2	Interest Only Strip CSTR CSTR 5/43	**	30
	General Motors Acceptance Corporation INC FDIC	Corporate Bond 1.75% 10/30/12	**	1,562
	GS Mortgage Securities Corporation GSMS 2005-GG4 A3	Mortgage backed security 4.607 7/39	**	418
	GS Mortgage Securities Corporation GSMS 2006-GG6 A2	Mortgage backed security 5.506% 4/38	**	330
	GS Mortgage Securities Corporation GSMS 2006-GG8 A2	Mortgage backed security 5.479 11/39	**	378
	GCO Slims Trust GCOSL 2006-1A NOTE	Mortgage backed security 5.72% 3/22	**	242
	General Electric Capital Corp	Corporate Bond 3.5% 8/12	**	3,915
	General Electric Capital Corp MTN	Corporate Bond 2.8% 1/08/13	**	340
	General Electric Capital Corp MTN	Corporate Bond 3.5% 6/28/15	**	318
	General Electric MTN	Corporate Bond 1.875% 9/13	**	784
	General Electric Capital Corp	Corporate Bond 2.25% 11/9/15	**	500
	General Electric Capital Corp FDIC	Corporate Bond 3% 12/09/11	**	1,775
	General Electric Capital Corp FDIC MTN	Corporate Bond 2.625 12/28/12	**	1,815
	General Electric Capital Corp FDIC GMTN	Corporate Bond 2% 9/28/12	**	893
	Glaxosmith Kline	Corporate Bond 4.85% 5/15/13	**	396
	Goldman Sachs MTN	Corporate Bond 3.7% 8/1/15	**	1,002
	Goldman Sachs	Corporate Bond 4.75% 7/15/13 DT	**	477
	Goldman FDIC	Corporate Bond 3.25% 6/15/12	**	206
	Goldman SA FDIC	Corporate Bond 2.15% 3/12	**	513
	GS Auto Loan Trust GSALT 2007-1 B	Mortgage backed security 5.53% 12/14	**	51
	HSBC USA FDIC	Corporate Bond 3.125% 12/16/11	**	488
	Honda Auto Receivables Owner Trust HAROT 2010-1 A4	Mortgage backed security 1.98% 5/23/16	**	254
	Honda Auto Receivables Owner Trust HAROT 2010-2 A3	Mortgage backed security 1.34% 3/14	**	726
	Honda Auto Receivables Owner Trust HAROT 2009-3 A3	Mortgage backed security 2.31% 5/13	**	483
	Honda Auto Receivables Owner Trust HAROT 2010-3 A3	Mortgage backed security.7% 5/13	**	1,334
	Household Automotive Trust HAT 2007-1 A4	Mortgage backed security 5.33% 11/13	**	672
	Hyundai Auto Receivables Trust HART 2009-A A3	Mortgage backed security 2.03% 8/13	**	344
	ING BANK MTN	Corporate Bond 2.65% 1/13 144A	**	967
	JP Morgan Chase	Synthetic GIC – 2.411%	**	230
	JP Morgan Chase MTN	Corporate Bond 1.65% 9/30/13	**	472
	JPMorgan Chase Company MTN	Corporate Bond 4.65% 6/14	**	2,754
	JPMorgan Chase Company	Corporate Bond 3.4% 6/24/15	**	1,010
	JPMorgan Chase Company JPMCC 2004-CBX X2	Interest Only Strip CSTR 1/37	**	51
	JP Morgan Chase Commercial Mortgage JPMCC 2004-C3 A2	Mortgage backed security 4.223% 1/42	**	399
	JP Morgan Chase Commercial Mortgage JPMCC 2005-LDP2 A3	Mortgage backed security 4.697 7/42	**	679

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	JP Morgan Chase Commercial Mortgage JPMCC 2005-LDP4 X2	Interest Only Strip CSTR 10/42	**	124
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP7 A2	Mortgage backed security CSTR 4/45	**	290
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP9 A1	Mortgage backed security CSTR 5/47	**	135
	JP Morgan Chase Commercial Mortgage JPMCC 07-LDP10 A-1	Mortgage backed security 5.122% 1/49	**	38
	Jackson National	Corporate Bond 5.375% 5/8/13 144	**	522
	JP Morgan Auto Receivables Trust JPMRT 2006-A A4	Mortgage backed security 5.14% 12/14	**	207
	JP Morgan FDIC	Corporate Bond 3.125 12/1/11 DT	**	911
	LB-UBS Commercial Mortgage Trust LBUBS 2007-C1 A1	Mortgage backed security CSTR 2/40	**	99
	LB-UBS Commercial Mortgage Trust LBUBS 2000-C5 A2	Mortgage backed security 6.51% 12/26	**	2
	LB-UBS Commercial Mortgage Trust LBUBS 2004-C8 XCP	Interest Only Strip CSTR 12/39	**	9
	LB-UBS Commercial Mortgage Trust LBUBS 2004-C2 A3	Mortgage backed security 3.973% 3/29	**	731
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C1 AAB	Mortgage backed security CSTR 2/30	**	506
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C5 XCP	Interest Only Strip CSTR 9/40	**	210
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C7 XCP	Interest Only Strip CSTR 11/40	**	97
	LB-UBS Commercial Mortgage Trust LBUBS 2006-C3 A1	Mortgage backed security 5.478 3/32	**	9
	Long Beach Auto Receivables Trust LBART 2006-B A4	Mortgage backed security 5.18% 9/13	**	279
	Merrill Lynch/Countrywide Commercial MLCFC 2007-6 A1	Mortgage backed security 5.175% 3/51	**	75
	Manufacturers & Traders Trust Co	Corporate Bond 3.85/VAR 4/1/13	**	1,489
	Marriott Vacation Club Owner Trust MVCOT 2005-2 A	Mortgage backed security 4.6% 10/27	**	149
	Marriott Vacation Club Owner Trust MVCOT 2006-2A A	Mortgage backed security 5.417% 10/28	**	124
	Marriott Vacation Club Owner Trust MVCOT 2006-2A B	Mortgage backed security 5.467% 10/28	**	29
	Marriott Vacation Club Owner Trust MVCOT 2006-2A C	Mortgage backed security 5.766% 10/28	**	13
	MassMutual GL	Corporate Bond 3.625% 7/12 144A	**	421
	Merck and Company Inc	Corporate Bond 2.15% 1/15/16	**	672
	Mercedes-Benz Auto Receivables Trust MBART 2009-1 A3	Mortgage backed security 1% 1/15/14	**	485
	Merrill Lynch & Co	Corporate Bond 5.45% 2/05/13	**	859
	Merrill Lynch & Co	Corporate Bond 5.45% 7/15/14	**	1,263
	Merrill Lynch Mortgage Trust MLMT 2004-MKB1 A2	Mortgage backed security 4.353% 2/42	**	1,062
	Merrill Lynch Mortgage Trust MLMT 2004-KEY2 A2	Mortgage backed security 4.166% 8/39	**	474
	Merrill Lynch Mortgage Trust MLMT 2005-MKB2 XP	Interest Only Strip CSTR 9/42	**	12

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Met Life GBL	Corporate Bond 2.875 9/17/12 144	**	1,176
	Met Life GLBL	Corporate Bond 2.5 9/29/15 144A	**	1,865
	Midamerican Energy Co.	Corporate Bond 5.65% 7/15/12	**	1,209
	Monumental Global	Corporate Bond 5.5% 4/13 144A	**	237
	Morgan Stanley Capital MSC 2004-HQ4 X2	Interest Only Strip CSTR 4/40	**	26
	Morgan Stanley	Corporate Bond 6% 5/13/14	**	1,361
	Morgan Stanley	Corporate Bond 4.1% 1/26/15	**	2,157
	Morgan Stanley	Corporate Bond 3.45% 11/2/15	**	196
	Morgan Stanley Capital MSC 2007-HQ11 A1	Mortgage backed security 5.246% 2/44	**	109
	Morgan Stanley FDIC	Corporate Bond 3.25% 12/1/11	**	1,265
	Monumental Life Insurance Co	Synthetic GIC – 2.351%	**	230
	National Australia Bank	Corporate Bond 5.35% 6/12/13 144	**	271
	National Australia Bank	Corporate Bond 2.35 11/16/12 144A	**	1,488
	Natixis	Synthetic GIC – 2.371%	**	230
	NY Life	Corporate Bond 2.25% 12/14/12 144A	**	943
	NY Life Global	Corporate Bond 4.65% 5/9/13 144A	**	1,104
	Nissan Auto Lease Trust NALT 2009-B A3	Mortgage backed security 1 1/15	**	705
	Nissan Auto Lease Trust NALT 2010-B A3	Mortgage backed security 1% 12/15/13	**	629
	Nissan Auto Lease Trust NALT 2010-A A2	Mortgage backed security 1.1% 3/13	**	511
	Nordea Bank AG	Corporate Bond 1.75 10/4/13 144A	**	1,009
	Northern Trust Co	Corporate Bond 5.5% 8/15/13	**	197
	Northern Trust Co	Corporate Bond 4.625% 5/1/14	**	152
	Northstar Education Finance NEF 2005-1 A5	Mortgage backed security 4.74% 10/45	**	583
	Orix Corp	Corporate Bond 5.48% 11/22/11	**	151
	Peco Energy	Corporate Bond 5.6% 10/15/13	**	694
	PNC Funding MTN	Corporate Bond 3.625% 2/8/15	**	725
	PNC Funding Corp MTN	Corporate Bond 3% 5/19/14	**	879
	Pacific Gas & Electric	Corporate Bond 6.25% 12/13	**	552
	PepsiCo Inc	Corporate Bond 7.9% 11/01/18	**	847
	Philip Morris	Corporate Bond 4.875% 5/16/13	**	283
	Prime Property Funding	Corporate Bond 5.6% 6/15/11	**	538
	Proctor & Gamble	Corporate Bond 1.8% 11/15/15	**	658
	Public Service Electric & Gas Co	Corporate Bond 2.7% 5/01/15	**	518
	Rabobank Nederland	Corporate Bond 2.65% 8/12 144A	**	2,647
	Ras Laffan Yank	Yankee Dollar 8.294 3/15/14 144A	**	446
	Royal Bank of Canada GMTN	Corporate Bond 2.625% 12/15	**	346
	Royal Bank of Canada	Corporate Bond 1.125 1/15/14	**	1,528
	Royal Bank of Scotland	Corporate Bond 3.4 08/13 SNR	**	327
	Royal Bank of Scotland	Corporate Bond 1.5% 3/30/12 144A	**	1,596
	SBC Communications Glbl	Corporate Bond 5.875% 2/01/12	**	240
	SBC Communications Glbl	Corporate Bond 5.1 9/15/14	**	343
	SLM Student Loan Trust SLMA 2004-A B	Mortgage backed security 3ML+58 6/33	**	105

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	SVO VOI Mortgage Corp SVOVM 2005-A A	Mortgage backed security A 5.25% 2/21	**	162
	Santander US	Corporate Bond 2.485% 1/13 144A	**	1,145
	Shell Intl MTN	Corporate Bond 1.875 3/25/13	**	1,316
	Simon Property Group LP	Corporate Bond 5.3% 5/30/13	**	569
	Southern Co	Corporate Bond 4.15% 5/14	**	219
	State Street Bank & Trading Co. Boston	Synthetic GIC – 2.361%	**	232
	State St Corp	Corporate Bond 4.3% 5/30/14 DT	**	129
	Lahman Large Loan LLL 1997-LLI D	Mortgage backed security 7.15 10/34	**	219
	Svenska MTN	Corporate Bond 2.875 9/14/12 144A	**	2,231
	Telefonica Emisiones	Corporate Bond 3.729% 4/27/15	**	939
	TAOT 2010-A A3	Mortgage backed security 1.27% 12/13	**	322
	TAOT 2010-B A3	Mortgage backed security 1.04% 2/14	**	372
	Transcapit	Corporate Bond 5.67% 3/5/14 144A	**	1,133
	Triad Auto Receivables Owner Trust TAROT 2006-C A4	Mortgage backed security 5.31% 5/13	**	324
	USAA Auto Owner Trust USAOT 2009-1 A4	Mortgage backed security 4.77 9/14	**	445
	USAA Auto Owner Trust USAOT 2009-2 A3	Mortgage backed security 1.54% 02/14	**	857
	US Central Federal CU	Corporate Bond 1.9% 10/19/12	**	953
	UNCREDIT LUX	Corporate Bond 5.584/VAR 1/13/17	**	1,091
	Union Bank NA	Corporate Bond 2.125% 12/16/13	**	1,259
	US Bancorp MTN	Corporate Bond 4.2% 5/15/14	**	955
	US Bancorp	Corporate Bond 3.15% 3/4/15	**	317
	US Treasury Note/Bond	USTN 2.75% 10/31/13	**	1,563
	US Treasury Note/Bond	USTN 2% 11/30/13	**	29,936
	US Treasury Note/Bond	USTN 1.75% 3/31/14	**	8,069
	US Treasury Note/Bond	USTN 1.875% 4/30/14	**	6,989
	US Treasury Note/Bond	USTN 2.625% 7/31/14	**	8,988
	US Treasury Note/Bond	USTN 2.375% 9/30/14	**	574
	US Treasury Note/Bond	USTN 2.375% 10/31/14	**	23,903
	US Treasury Note/Bond	USTN 2.375% 2/28/15	**	13,804
	US Treasury Note/Bond	USTN 2.5% 3/31/15	**	63,424
	US Treasury Note/Bond	USTN 2.5% 4/30/15	**	51,641
	US Treasury Note/Bond	USTN .75% 5/31/12	**	4,468
	US Treasury Note/Bond	USTN 2.125% 5/31/15	**	15,421
	US Treasury Note/Bond	USTN 1.875% 6/30/15	**	29,327
	US Treasury Note/Bond	USTN 1.75% 7/31/15	**	7,047
	US Treasury Note/Bond	USTN .375% 9/30/12	**	3,565
	US Treasury Note/Bond	USTN 0.75% 12/15/13	**	48,275
	Verizon Communications Inc	Corporate Bond 5.25% 4/15/13	**	807
	Verizon Wireless	Corporate Bond 5.25% 2/1/12	**	613
	Verizon Wireless	Corporate Bond 3.75% 5/20/11	**	1,484
	Verizon New York Inc	Corporate Bond 6.875% 4/01/12	**	2,065
	Vodafone Group PLC	Corporate Bond 5.5% 6/15/11	**	369
	Vodafone Group PLC	Corporate Bond 4.15% 6/10/14	**	356
	Volkswagen Auto Lease Trust VWALT 2009-A A3	Mortgage backed security 3.41% 4/12	**	457

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2010
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Volkswagen Auto Lease Trust VWALT 2010-A A3	Mortgage backed security 0.85% 11/13	**	1,347
	Volkswagen International Finance	Corporate Bond 1.625% 8/12/13 144A	**	529
	Wachovia Bank Commercial Mortgage Trust WBCMT 2004-C11 A3	Mortgage backed security 4.719 1/41	**	344
	Wachovia Bank Commercial Mortgage Trust WBCMT 2005-C18 XP	Interest Only Strip CSTR 4/42	**	37
	Wachovia Bank Commercial Mortgage Trust WBCMT 2004-C15 XP	Interest Only Strip CSTR 10/41	**	1
	Wachovia Auto Loan Owner Trust WALOT 2006-1B	Mortgage backed security 5.15% 7/12	**	216
	Wachovia Auto Loan Owner Trust WALOT 2006-2 B	Mortgage backed security 5.29% 6/12	**	14
	Wachovia Auto Loan Owner Trust WALOT 2006-2 C	Mortgage backed security 5.34% 10/12	**	378
	Wachovia Auto Loan Owner Trust WALOT 2007-1 B	Mortgage backed security 5.38% 7/12	**	1,073
	Wachovia Auto Loan Owner Trust WALOT 2007-1 C	Mortgage backed security 5.45% 10/12	**	756
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 A1	Mortgage backed security 5.031% 12/43	**	36
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	268
	Wachovia Bank Commercial Mortgage WBCMT 2007-C31A A2	Mortgage backed security 5.421% 4/47	**	796
	Wal-Mart Stores MTN	Corporate Bond 3.2% 5/14	**	780
	Wal-Mart Stores	Corporate Bond 2.25% 7/08/15	**	766
	Wells Fargo	Corporate Bond 3.75% 10/1/14	**	403
	Wells Fargo	Corporate Bond 3.625% 4/15/15	**	1,073
	Wells Fargo	Corporate Bond 5.25% 10/23/12	**	351
	Wells Fargo	Corporate Bond 4.375% 1/31/13	**	1,616
	Westpac Banking Corp	Corporate Bond 2.1% 8/2/13	**	360
	Westpac Banking Corp	Corporate Bond 1.85% 12/09/13	**	1,151
	World Omni Auto Receivables Trust WOART 2010-A A3	Mortgage backed security 1.34% 12/13	**	443
	Wyeth	Corporate Bond 5.5% 2/01/14	**	398
	Yale University MTN	Corporate Bond 2.9% 10/15/14	**	508
	Sub-total Managed Income Fund			702,826
	Self-Directed Brokerage Account	17,094 Shares	**	17,094
	Total Assets			1,689,689

*   Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 29, 2011	By: /s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	34